May 7, 2025

Bruce Jacobs
Chief Financial Officer
Kymera Therapeutics, Inc.
500 North Beacon Street, 4th Floor
Watertown, MA 02472

       Re: Kymera Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-39460
Dear Bruce Jacobs:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences